First Trust Portfolios L.P.
                             120 East Liberty Drive
                            Wheaton, Illinois 60187

                                 March 25, 2021

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


                       Re: FT 9241 (file no. 333-252945)


Ladies/Gentlemen:

      The undersigned, FT 9241 (the "Trust"), registrant, by First Trust Portfolios L.P., as the Sponsor and Depositor of the Trust and of the units covered by the subject Registration Statement, pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, hereby respectfully requests that the Securities and Exchange Commission consent to the filing of the amendment to the Registration Statement and grant acceleration of the effectiveness of said Registration Statement, as amended, so that the same may become effective as early as practicable on March 30, 2021 or as soon thereafter as possible.

                                               Very truly yours,

                                               FT 9241
                                               By:  First Trust Portfolios L.P.


                                               By: /s/ Elizabeth H. Bull
                                                   _____________________________
                                                   Elizabeth H. Bull
                                                   Senior Vice President